Exhibit 99.1

Rogers Communications Announces Board of Director Changes

Toronto, ON (January 17, 2024) - Rogers Communications announced today that Melinda Rogers-Hixon and Martha Rogers have made the decision to retire from the Rogers Board of Directors as part of a private settlement between members of the Rogers family.

“On behalf of the board and management of Rogers Communications, I want to thank Melinda and Martha for their numerous contributions to our company over many decades,” said Edward Rogers, Chair, Rogers Communications. “Their dedication to Rogers Communications has been integral to the company’s growth and is reflected in the passion with which our employees serve our customers across Canada every day.”

Ms. Rogers-Hixon and Ms. Rogers said: “With our family differences now settled, we both believe this is the appropriate time to retire from the Rogers Communications board. We remain proud and committed shareholders of the company and look forward to supporting its success in the future. In the words of our late father, the best is yet to come.”

Ms. Rogers-Hixon joined the Rogers board in 2002 and became Deputy Chair in 2018. She previously spent 15 years in management at Rogers Communications in roles including Senior Vice President of Strategy and Development and founder of Rogers Venture Partners in 2011. Ms. Rogers-Hixon has been a relentless voice for innovation across the company, contributing to its growth.

Ms. Martha Rogers joined the board in 2008 and has served as Chair of the ESG committee since 2021. She has been a strong advocate for social responsibility within the company and a champion on climate change issues.

About Rogers:

Rogers is Canada’s leading wireless, cable and media company that provides communications and entertainment services to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com.

For further Information:

Media Relations	Investor Relations
1-844-226-1338	1-844-801-4792
media@rci.rogers.com	investor.relations@rci.rogers.com